June 5, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Re:	Digimarc Corporation

Registration Statement on Form S-3

Filed May 26, 2017

File No. 333-218300

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Digimarc Corporation hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on Wednesday, June 7, 2017, or as soon thereafter as practicable.

Very truly yours,

DIGIMARC CORPORATION

By:	/s/ Charles Beck
Name: Charles Beck
Title: Chief Financial Officer